Exhibit 99.7

VOTING AGREEMENT

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VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of June 5, 2015 by and among:

Ms. Xiaoxia Zhu (“Ms. Zhu”);

Ms. Huimin Wang (“Ms. Wang”); and

Mr. Maodong Xu (“Mr. Xu”);

Each of Ms. Zhu, Ms. Wang and Mr. Xu is referred to as a “Shareholder” and collectively as the “Shareholders.”

RECITALS

WHEREAS, Wowo Limited, a Cayman Islands company (the “Company”), New Admiral Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Company SPV”), shareholders of Join Me Group (HK) Investment Company Limited (“JMU”), a limited liability company incorporated in Hong Kong, including the Controlled Affiliates of Ms. Zhu and Ms. Wang, have entered into a Share Purchase Agreement dated June 5, 2015 (the “SPA”), pursuant to which the Company SPV shall purchase all issued and outstanding ordinary shares of JMU, and shall pay certain cash consideration and transfer additional ordinary shares of the Company to the shareholders of JMU; and

WHEREAS, Shareholders desire to enter into an agreement in connection with election or appointment of certain members of the board of directors of the Company (the “Board”) in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, parties hereby agree as follows:

1.	Definitions

Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the SPA.

The following terms used in this Agreement shall be construed to have the meaning set forth or referenced below.

“Agreement” has the meaning set forth in the preamble.

“Amended Articles” means, the Third Amended and Restated Memorandum and Articles of Associate of the Company adopted on January 26, 2015, as amended from time to time.

“Board” has the meaning set forth in the preamble.

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“Cause” means, with respect to a director of the Board, any of the following: (i) an order is made by any competent court or official on the grounds that such director (x) is or may be suffering from mental disorder or is otherwise incapable of managing his or her affairs or (y) is convicted of a crime involving fraud, dishonesty, false statements or moral turpitude; (ii) such director is absent (without being represented by proxy) from meetings of the Board for a continuous period of 12 months without special leave of absence from the Board; (iii) such director becomes bankrupt, has a receiving order made against him or her or makes any arrangement or composition with his or her creditors generally; and (iv) such director ceases to be or is prohibited from being a director by applicable Law.

“Company” has the meaning set forth in the preamble.

“Controlled Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, is Controlled by such specified Person. For the purpose of this Agreement, the Company is not a Controlled Affiliate of any of Shareholder.

“Joint Designees” has the meaning set forth in Section 2.1(c).

“JMU” has the meaning set forth in the preamble.

“Party” has the meaning set forth in the preamble.

“Shares” means and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all ordinary shares of the Company, by whatever name called, now owned or subsequently acquired by a Shareholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

“Shareholder” has the meaning set forth in the preamble.

“Designated Director” means any of Mr. Xu’s Designees, Ms. Wang’s Designees, Ms. Zhu’s Designees and Joint Designees.

“SPA” has the meaning set forth in the preamble.

“Transitional Period” means the period from the Closing to the date that is six (6) months from the Closing.

“Mr. Xu” has the meaning set forth in the preamble.

“Mr. Xu’s Designees” has the meaning set forth in Section 2.1(c).

“Ms. Wang” has the meaning set forth in the preamble.

“Ms. Wang’s Designees” has the meaning set forth in Section 2.1(a).

“Ms. Zhu” has the meaning set forth in the preamble.

“Ms. Zhu’s Designees” means has the meaning set forth in Section 2.1(a)

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2.	Voting Agreements Regarding the Board

2.1	Designated Directors

During the term of this Agreement, each Shareholder agrees to vote, or cause to be voted, all Shares owned by such Person, or over which such Person has voting control, from time to time and at all times, in whatever manner as shall be necessary to cause the election to the Board, of:

(a)	the individual(s) designated by Ms. Zhu for nomination or appointment as director(s) of the Company from time to time (each individual, a “Ms. Zhu’s Designee” and collectively, “Ms. Zhu’s Designees”). The aggregate number of Ms. Zhu Designees shall be:

(i)	two (2) so long as Ms. Zhu and/or her Controlled Affiliates continue to beneficially own at least fifty percent (50%) of the ordinary shares of the Company beneficially owned by Ms. Zhu and/or her Controlled Affiliates immediately upon the Closing; and

(ii)	one (1) so long as Ms. Zhu and/or her Controlled Affiliates continue to beneficially own less than fifty percent (50%) of the ordinary shares of the Company.

Notwithstanding the foregoing, in the event that Ms. Zhu and her Controlled Affiliates no longer hold at least five percent (5%) of all issued and outstanding ordinary shares of the Company, Ms. Zhu’ Designees’ continued service as a director shall be subject to shareholders’ votes pursuant to the provisions of Section 2.1(e).

At the Closing, Ms. Zhu’s Designees shall be Ms. Zhu and Mr. Feng Pan;

(b)	the individual(s) designated by Ms. Wang for nomination or appointment as director(s) of the Company from time to time (each individual, a “Ms. Wang’s Designee” and collectively, “Ms. Wang’s Designees”). The aggregate number of Ms. Wang’s Designees shall be:

(i)	two (2) so long as Ms. Wang and/or her Controlled Affiliates continue to beneficially own at least fifty percent (50%) ordinary shares of the Company beneficially owned by Ms. Wang and/or her Controlled Affiliates immediately upon the Closing; and

(ii)	one (1) so long as Ms. Wang and/or her Controlled Affiliates continue to beneficially own less than fifty percent (50%) of the ordinary shares of the Company.

Notwithstanding the foregoing, in the event that Ms. Wang and her Controlled Affiliates no longer hold at least five percent (5%) of all issued and outstanding ordinary shares of the Company, Ms. Wang’ Designees’ continued service as a director shall be subject to the provisions of Section 2.1(e).

At the Closing, Ms. Wang’s Designees shall be Ms. Wang and Ms. Liyun Cao;

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(c)	the individual(s) designated by Mr. Xu for nomination or appointment as director(s) of the Company from time to time (each individual, a “Mr. Xu’s Designee” and collectively, “Mr. Xu’s Designees”). The aggregate number of Mr. Xu’s Designees shall be:

(i)	four (4) during the Transitional Period; and

(ii)	after the Transitional Period:

(A)	three (3) so long as Mr. Xu and/or his Controlled Affiliates continue to beneficially own at least two-thirds (66 2/3%) of the Shares of the Company beneficially owned by Mr. Xu and/or his Controlled Affiliates immediately upon the Closing;

(B)	two (2) so long as Mr. Xu and/or his Controlled Affiliates continue to beneficially own at least one-third (33 1/3%) of the Shares of the Company beneficially owned by Mr. Xu and/or his Controlled Affiliates immediately upon the Closing; and

(C)	one (1) so long as Mr. Xu and/or his Controlled Affiliates continue to beneficially own less than least one-third (33 1/3%) of the ordinary shares of the Company but at least eight percent (8%) of all issued and outstanding Shares of the Company.

Notwithstanding the foregoing, in the event that Mr. Xu and his Controlled Affiliates no longer hold at least eight percent (8%) of all issued and outstanding shares of the Company, Mr. Xu’s Designees’ continued service as a director shall be subject to the provisions of Section 2.1(e).

At the Closing, Mr. Xu’s Designees shall be Mr. Xu, Mr. Jianguang Wu, Mr. Yongming Zhang and Mr. Xiaoyi Niu;

(d)	the individual(s) designated jointly by all the Shareholders for nomination or appointment as director of the Company from time to time (each individual, an “Joint Designee” and collectively, “Joint Designees”). The aggregate number of Joint Designee(s) shall be:

(i)	one (1) during the Transitional Period; and

(ii)	three (3) after the Transitional Period, so long as with respect to each Shareholder,

(A)	Ms. Zhu and/or her Controlled Affiliates continue to beneficially own at least five percent (5%) of all issued and outstanding ordinary shares of the Company;

(B)	Ms. Wang and/or her Controlled Affiliates continue to beneficially own at least five percent (5%) of all issued and outstanding ordinary shares of the Company; and

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(C)	Mr. Xu and/or his Controlled Affiliates continue to beneficially own at least eight percent (8%) of all issued and outstanding ordinary shares of the Company.

For avoidance of any doubt, if the beneficial ownership of any Shareholder together with his/her Controlled Affiliate becomes less than the respective minimum number as set forth in this Section 2.1(c), the Joint Designees shall be jointly designated by the other two (2) Shareholders and if only one Shareholder together with his or her Controlled Affiliate beneficially owns the applicable minimum number of the ordinary shares of the Company, the Joint Designees shall be designated by such Shareholder.

(e)	To the extent that any of Sections 2.1(a), (b), (c) or (d) above shall cease to be applicable as such Shareholder holds less than the minimum number of Shares applicable to such Shareholder to be entitled to nominate an individual for election as a director, the Shareholders shall cause the director who would otherwise have been designated in accordance with the terms thereof to resign with immediate effect, unless the Board determines otherwise.

2.2	Agreement to Vote.

During the term of this Agreement, each of the Shareholders agrees to vote or cause to be voted all Shares now or hereafter owned by such Shareholder and his/her Controlled Affiliate in accordance with this Agreement to cause the Designated Directors to be appointed or nominated for election and elected to the Board pursuant to the term of this Agreement:

(a)	Shareholder Votes

Each of the Shareholders undertakes and each Shareholder shall cause his/her Controlled Affiliate to, vote or execute consents with respect to all Shares of the Company held (of record or through a brokerage firm or other nominee arrangement) or beneficially owned by such Shareholder or his/her Controlled Affiliates, and take all other necessary or desirable actions (including without limitation attending all meetings of shareholders of the Company in person or by proxy for purposes of obtaining a quorum) to, in accordance with and give effect to the provisions of this Agreement to cause (i) the Designated Directors to be designated for nomination for election to the Board and to be elected to the Board, including for the purpose of filling any vacancies, at any meeting of the shareholders of the Company at which a vote is held to elect a director or otherwise pursuant to any written consent of the shareholders of the Company and (ii) prevent the removal of any of the Designated Directors unless (i) such Shareholder is directed to do so by the relevant Shareholder(s) who designate(s) such Designated Director (the “Designating Shareholder(s)”) in writing, and if so directed by the Designated Shareholder(s), to cause such removal and the election of a replacement Designated Director to be designated by the Designating Shareholder(s) in writing or (ii) for Cause, as resolved by a majority of the directors of the Board (other than such Designated Director) in office at such time, and in such event, to cause the election of a replacement Designated Director to be designated by the Designating Shareholder(s) in writing.

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(b)	Director Votes

Each of the Shareholders undertakes and each Shareholder shall cause his/her Controlled Affiliate to cause the directors appointed or nominated by such Shareholders to vote or execute consents, and take all other necessary or desirable actions (including without limitation attending all meetings of the Board in person or by proxy for purposes of obtaining a quorum but only to the fullest extent permitted in accordance with fiduciary duties and any other applicable law) to (i) cause each of the Designated Directors to be designated for appointment or nomination to the Board, including to fill any vacancies, at any meeting of the Board at which a vote is held to appoint or nominate a director or otherwise pursuant to any written consent of the Board, and to call an annual general meeting or extraordinary general meeting of shareholders of the Company to elect the Designated Directors to the Board and (ii) prevent the removal of any Designated Director unless (i) the Shareholder is directed to do so by the Designating Shareholder(s) in writing, and if so directed by the Designating Shareholder(s), to cause such removal and the appointment or nomination of a replacement Designated Director to be designated by the Designating Shareholder(s) in writing or (ii) for Cause, and in such event, to cause the appointment or nomination of a replacement Designated Director to be designated by the Designating Shareholder(s) in writing.

2.3	Failure to Designate a Board Member.

In the absence of any designation from a Shareholder with the right to designate a director as specified hereunder, any such undesignated director seat shall remain vacant until such designee is chosen, and the remaining members of the Board shall continue to operate as a fully functioning Board and such vacancy shall not affect the constitution of the quorum of the Board meeting.

2.4	Co-chairman of the Board.

During the Transitional Period, each of the Shareholders agrees to take, or cause his/her Controlled Affiliates to take such actions as is necessary or desirable under the applicable law, to cause the Board to have two co-chairmen, and to cause (i) one of Mr. Xu’s Designees nominated by Mr. Xu and (ii) one of Ms. Zhu’s Designees nominated by Ms. Zhu, to be appointed or elected as the co-chairmen of the Board.

3.	Further Assurances.

3.1	No Liability for Election of Recommended Directors.

No Shareholder, nor any Affiliate of any such Shareholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Shareholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

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3.2	Subsidiary Boards.

Except as otherwise unanimously agreed by the Board, the Shareholders shall cause the Board to elect the same persons set forth in this Section 2 to be elected as the members of the board of directors or managers of all Subsidiaries of the Company.

3.3	Amendment to Articles.

To the extent permitted by the applicable Laws, in the event of any conflict exists between the provisions of this Agreement and the provisions of the Amended Articles of the Company, the provisions of this Agreement shall prevail as between the Shareholders only and each Shareholder undertakes to, and shall cause his/her Controlled Affiliate to, as soon as practicable, take all necessary or desirable actions (including without limitation calling for, attending and voting on a meeting of shareholders of the Company) to amend to the extent permitted by applicable laws and give effect to an amendment to the Amended Articles of the Company so as to ensure conformity with the terms of this Agreement.

3.4	Covenants.

The Shareholders agree to use their respective best efforts to ensure that the rights granted under this Agreement are effective and that the Shareholders enjoy the benefits of this Agreement.

4.	Miscellaneous.

4.1	Term.

This Agreement shall be effective as of the date of the Closing (as defined in the SPA) and shall continue in effect until and shall terminate upon the earliest to occur of (a) with respect to any Shareholder, if such Shareholder or his/her Affiliates no longer holds any Shares of the Company; and (b) termination of this Agreement by the parties hereof in writing.

4.2	Further Assurances.

The parties agree to (a) execute and deliver to each other such other documents and (b) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement, the transactions under the SPA, and the documents to be delivered pursuant to this Agreement.

4.3	Entire Agreement.

This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter of this Agreement.

4.4	Amendment.

This Agreement may only be amended, supplemented, or otherwise modified by the parties in writing.

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4.5	Assignments and Successors.

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.6	No Third-Party Rights.

Other than the parties hereto and respective successors and assigns, no Person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement. This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

4.7	Specific Enforcement.

The parties hereto acknowledges and agrees that the parties hereto would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the any Party hereto could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a Party hereto may be entitled at law or in equity, such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to obtain temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches, without posting any bond or giving any other undertaking.

4.8	Remedies Cumulative.

The rights and remedies of the parties are cumulative and not alternative.

4.9	Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

4.10	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or invalidity thereof, shall, so far as it is possible, be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this Section 4.9. The appointing authority shall be Hong Kong International Arbitration Centre (“HKIAC”). The seat of the arbitration shall be Hong Kong. There shall be three (3) arbitrators. The Party initiating the arbitration, on the one hand, and the other parties against which arbitration is brought, on the other hand, shall be entitled to designate one arbitrator each. The two arbitrators shall consult with each other to agree upon the selection of a third arbitrator. The arbitration shall be conducted in the English language. Evidence and testimony may be presented in any language, including a language other than English providing it is accompanied by an English translation thereof (which translation shall have been certified and prepared or given at the sole cost of the Party offering such evidence or testimony). The arbitral award shall be in English writing and, unless the parties to the arbitration agree otherwise, shall state the reasons upon which it is based. The award shall be final and binding on the parties to the arbitration.

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4.11	Attorney’s Fees.

In the event any claim, action, suit, proceeding, arbitration, complaint, charge or investigation is brought in respect of this Agreement or any of the documents referred to in this Agreement, the prevailing party will be entitled to recover reasonable attorneys' fees and other costs incurred in such Proceeding, in addition to any relief to which such party may be entitled.

4.12	No Waiver.

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable laws, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a Party, in whole or in part, unless made in a writing signed by such Party; (b) a waiver given by a Party will only be applicable to the specific instance for which it is given; and (c) no notice to or demand on a Party will (i) waive or otherwise affect any obligation of that Party or (ii) affect the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

4.13	Notices.

All notices and other communications required or permitted by this Agreement shall be in writing and will be effective, and any applicable time period shall commence, when (a) delivered to the following address by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the following address or (b) transmitted electronically to the following facsimile numbers or e-mail addresses, in each case marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, e-mail address, or Person as a Party may designate by notice to the other parties):

Ms. Xiaoxia Zhu:

23A, Block 3, Peak One

Tung Lo Wan Hill Road

Tai Wai, Shatin, New Territories

Hong Kong

E-mail address: xiaoxiazhu2009@hotmail.com

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with a copy to: Dechert

Attention: David K. Cho/Yang Wang

27/F, Henley Building

5 Queen’s Road Central, Hong Kong.

E-mail address: david.cho@dechert.com; yang.wang@dechert.com

Ms. Huimin Wang

No.42, XiaDuHuaYuan

No. 2000 JianHe Road (near HongQiao Road)

ChangNing District

Shanghai, China

E-mail address: huimin.wang@xiaonanguo.com

with a copy to: Dechert

Attention: David K. Cho/Yang Wang

27/F, Henley Building

5 Queen’s Road Central, Hong Kong.

E-mail address: david.cho@dechert.com; yang.wang@dechert.com

Mr. Maodong Xu

Third Floor, Chuangxin Building

No. 18 Xinxi Road, Haidian District, Beijing

People’s Republic of China

E-mail address: ModernXu@55.com

4.14	Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.15	Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

4.16	Counterparts and Electronic Signatures.

(a)	This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.

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(b)	A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement and caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

MS. XIAOXIA ZHU

/s/ Xiaoxia Zhu

MS. HUIMIN WANG

/s/ Huimin Wang

MR. MAODONG XU

/s/ Maodong Xu

[Signature Page to Voting Agreement]